Exhibit 99.3

InflaRx Reports Second Quarter 2019 Financial &
 Operating Results

•	IFX-1 in Hidradenitis Suppurativa did not meet the primary endpoint; trial ongoing - multiple efficacy signals for high-dose group identified
•	First patient treated in Pyoderma Gangraenosum phase IIa trial
•	Second phase II clinical trial commenced in ANCA-associated vasculitis
•	Cash and cash equivalents plus securities and other investments of €138.3 million as of June 30, 2019

Jena, Germany, 14 August 2019 – InflaRx (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, today reported financial and operating results for the second quarter ended June 30, 2019.

On June 5, 2019, InflaRx had announced the top-line results of their SHINE phase IIb trial of IFX-1 in Hidradenitis Suppurativa (HS). Unfortunately, the primary endpoint of the trial, a dose-dependent effect of IFX-1 on the HiSCR, a binary score for evaluating HS clinical response, was not met. Moreover, an unusually high placebo response rate was present. A more detailed analysis (published on July 18, 2019) showed, however, that high-dose treatment with IFX-1 resulted in multiple efficacy signals which were not reflected by the HiSCR. The number of draining fistulas was significantly reduced by week 16 in the high-dose group when compared to the placebo group. Further, using the International HS Severity Score System, IHS-4, which takes into account all lesions, a statistically significant reduction was seen in the high-dose group, when compared to the placebo group. The company is continuing the open label extension part of the SHINE trial as planned and will discuss the data with the regulatory authorities in an end of phase II meeting.

“While we are all disappointed about the failed primary endpoint for IFX-1 in the SHINE study in HS, our ongoing analysis and findings indicate that the high-dose IFX-1 treatment resulted in meaningful anti-inflammatory efficacy, which gives us reason for optimism as we plan the next steps,” said Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx. “Based on our strong current balance sheet, dedicated team with confidence in our technology, and support from the medical communities, we are well positioned to continue development in HS and in our other indications. I look forward to reporting on our further progress in the coming months.”

Further corporate update

•	Richard Brudnick, CBO of Codiak BioSciences, appointed as Non-Executive Director at the annual general meeting on May 23, 2019.

•
In May, InflaRx started a second phase II study with IFX-1 in ANCA-associated vasculitis. The first patient has been treated in the IXchange trial. The trial is planned to enroll approximately 80 patients at about 60 sites in up to 12 European countries and Russia.

•	Recruitment in the U.S. phase II trial in ANCA-associated vasculitis is ongoing; it is planned to recruit approximately 36 patients at about 20 sites in the U.S.

•
Approval granted by Health Canada to initiate a phase IIa clinical trial evaluating IFX-1 in Pyoderma Gangraenosum, a debilitating, rare autoimmune disease marked by large, painful ulcers. This is the third inflammatory disease for which InflaRx is developing

IFX-1. The first patient was treated in June.

Q2 2019 financial highlights

Cash and cash equivalents plus securities and other investments totaled €138.3 million as of June 30, 2019, compared to €156.4 million as of December 31, 2018. Cash and cash equivalents amounted to €54.1 million as of June 30, 2019 (December 31, 2018: €55.4 million) and marketable securities were €84.2 million (December 31, 2018: €100.9 million).

Net cash used in operating activities increased to €18.7 million in HY1 2019, compared to €11.1 million in HY1 2018, mainly due to the increase of cash expenses, such as third-party expenses for manufacturing and clinical trials for our lead program IFX-1 and personnel expenses at InflaRx.

Research and development expenses increased to €20.2 million for HY1 2019 (HY1 2018: €10.5 million). The principal drivers of the increase were CRO expenses associated with preclinical studies and clinical trials conducted for IFX-1 as well as manufacturing costs.

General and administrative expenses amounted to €6.9 million in HY1 2019, compared to €6.2 million in HY1 2018. This increase is primarily attributable to increased overall headcount and related cost.

Net financial result in HY1 2019 (€2.0 million) consisted of €1.9 million interest income and €0.2 million net exchange gain, compared to a net financial gain of €3.8 million in HY1 2018. This was mainly due to higher foreign exchange gains (€2.9 million) but lower interest income (€1.2 million).

Net loss for the first two quarters of 2019 was €25.1 million or € 0.97 per common share (basic and diluted), compared to €12.8 million or €0.51 per common share (basic and diluted) in HY1 2018.

Additional information regarding these results is included in the notes to the consolidated financial statements as of and for the quarter ended June 30, 2019, which can be found on the InflaRx website in the Investors section.

InflaRx N.V. and subsidiary
Unaudited condensed consolidated statements of comprehensive loss for the three and six months ended June 30, 2019 and June 30, 2018

	For the three months ended June 30,		For the six months ended June 30,
	2019 (unaudited)	2018 (unaudited)	2019 (unaudited)	2018 (unaudited)
	(in thousands of €, except for per share data)
Operating Expenses
Research and development expenses	(12,497)	(5,031)	(20,192)	(10,505)
General and administrative expenses	(3,648)	(3,161)	(6,949)	(6,158)
Total Operating Expenses	(16,145)	(8,192)	(27,141)	(16,663)
Other income	3	65	68	150
Other expenses	(79)	(21)	(83)	(33)
Operating Result	(16,221)	(8,148)	(27,157)	(16,545)
Finance income	1,339	5,742	2,498	6,007
Finance expenses	(388)	(37)	(450)	(2,226)
Net financial Result	950	5,705	2,048	3,781
Loss for the period	(15,271)	(2,443)	(25,109)	(12,764)

Share information
Weighted average number of shares outstanding	25,964	24,890	25,964	24,357
Loss per share in Euro (basic/diluted)	€(0.59)	€(0.10)	€(0.97)	€(0.52)

Loss for the period	(15,271)	(2,443)	(25,109)	(12,764)
Other comprehensive income that may be re-clas-si-fied to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	(1,622)	(17)	695	(16)
Total comprehensive loss	(16,893)	(2,460)	(24,413)	(12,780)

InflaRx N.V. and subsidiary
Condensed consolidated statements of financial position as of June 30, 2019 and December 31, 2018

	2019 (unaudited)	2018
	(in thousands of €)
ASSETS
Non-current assets
Property, plant and equipment	1,643	625
Intangible assets	453	223
Non-current financial assets	290	207
Total non-current assets	2,385	1,055
Current assets
Current other assets	3,652	1,589
Current financial assets	84,818	101,184
Cash and cash equivalents	54,063	55,386
Total current assets	142,534	158,159
TOTAL ASSETS	144,919	159,214

EQUITY AND LIABILITIES
Equity
Issued capital	3,116	3,116
Share premium	211,022	211,022
Other capital reserves	22,200	18,310
Accumulated deficit	(106,216)	(81,107)
Other components of equity	746	50
Total equity	130,867	151,391
Non-current liabilities
Lease liabilities	647	—
Provisions	42	57
Government grants	9	11
Total non-current liabilities	698	68
Current liabilities
Lease liabilities	339	—
Employee benefits	705	788
Social securities and current other tax liabilities	126	310
Trade and other payables	12,184	6,657
Total current liabilities	13,354	7,756
Total liabilities	14,052	7,824
TOTAL EQUITY AND LIABILITIES	144,919	159,214

InflaRx N.V. and subsidiary
Unaudited condensed consolidated statements of changes in shareholders’ equity for the three months ended June 30, 2019 and June 30, 2018

	Shares out-stand- ing	Issued capital	Share pre- mium	Other capital reserves	Accumulated deficit	Other compo- nents of equity	Total equity
	(in thousands of €, except for share data)
Balance as of January 1, 2019	25,964,379	3,116	211,022	18,310	(81,107)	50	151,391
Loss for the period	—	—	—	—	(25,109)	—	(25,109)
Exchange differences on translation of foreign currency	—	—	—	—	—	695	695
Total comprehensive loss	—	—	—	—	(25,109)	695	(24,414)
Transactions with owners of the Company
Contributions
Equity-settled share-based pay-ment	—	—	—	3,890	—	—	3,890
Total contributions	—	—	—	3,890	—	—	3,890
Total transactions with own-ers of the Company	—	—	—	3,890	—	—	3,890
Balance as of June 30, 2019*	25,964,379	3,116	211,022	22,200	(106,216)	746	130,867

Balance as of January 1, 2018	23,812,100	2,858	161,639	6,225	(51,293)	—	119,429
Loss for the period	—	—	—	—	(12,764)	—	(12,764)
Exchange differences on trans-la-tion of foreign currency	—	—	—	—	—	(16)	(16)
Total comprehensive loss	—	—	—	—	(12,764)	(16)	(12,780)
Transactions with owners of the Company
Contributions
Issued shares	1,850,000	222	52,769	—	—	—	52,991
Transaction costs	—	—	(3,801)	—	—	—	(3,801)
Equity-settled share-based pay-ment	—	—	—	5,938	—	—	5,938
Total contributions	1,850,000	222	48,967	5,938	—	—	55,128
Total transactions with own-ers of the Company	1,850,000	222	48,967	5,938	—	—	55,128
Balance as of June 30, 2018*	25,662,100	3,080	210,606	12,163	(64,056)	(16)	161,776

InflaRx N.V. and subsidiary
Unaudited condensed consolidated statement of cash flows for the three months ended June 30, 2019 and 2018

	2019 (unaudited)	2018 (unaudited)
	(in thousands of €)
Operating activities
Loss for the period	(25,109)	(12,764)
Adjustments for:
Depreciation & Amortization	308	50
Net financial result	(2,048)	(3,781)
Share based payment expense	3,890	5,938
Other non-cash adjustments	(205)	(58)
Changes in:
Current other assets	(2,063)	(248)
Provisions	(15)	52
Employee benefits	(84)	173
Social securities and current other tax liabilities	(185)	(2)
Trade and other payables	5,527	(1,189)
Interest received	1,270	681
Interest paid	(15)	0
Net cash from operating activities	(18,730)	(11,148)
Investing activities
Cash outflow from the purchase of intangible assets, laboratory and office equipment	(504)	(362)
Cash outflow for the investment in non-current other financial assets	(76)	(33)
Proceeds from the disposal of non-current other financial assets	4	13
Proceeds from the disposal of current financial assets	17,709	—
Purchase of current financial assets	—	(8,014)
Net cash used in investing activities	17,133	(8,396)
Financing activities
Proceeds from issuance of share capital	—	52,991
Transaction cost from issuance of share capital	—	(3,801)
Repayment of leasing debt	(125)	—
Net cash from financing activities	(125)	49,189
Effect of exchange rate changes	399	3,142
Change in cash and cash equivalents	(1,323)	32,787
Cash and cash equivalents at beginning of period	55,386	123,282
Cash and cash equivalents at end of period	54,063	156,069

About IFX-1:

IFX-1 is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is believed to be the first monoclonal anti-C5a antibody introduced into clinical development and has, to date, successfully completed three clinical phase II studies. Approximately 300 people have been treated with IFX-1 in clinical trials, and the antibody has been shown to be well tolerated. IFX-1 is currently being developed for various inflammatory indications, including Hidradenitis Suppurativa, ANCA-associated vasculitis and Pyoderma Gangraenosum.

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI and New York, NY, USA. For further information please visit www.inflarx.com.

Contacts:

Investor Relations
InflaRx N.V.
Jordan Silverstein
Head of Corporate Development and Strategy
Jordan.silverstein[at]inflarx.de
+1 917-837-1709

Media Relations
MC Services AG
Katja Arnold, Laurie Doyle, Andreas Jungfer
inflarx[at]mc-services.eu
+49 89-210 2280

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.